EXHIBIT 99.1

POET Broadens Customer Engagements Following Showcase of Groundbreaking Products

Best in class performance for 1.6T Optical Engines partnered with Mitsubishi Electric’s 400G EML lasers and debut of the POET Blazar™

TORONTO, April 14, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced significant new customer engagement in response to live demonstrations of the POET Teralight™ line of 1.6T transmit and receive optical engines that broke performance expectations at the 2025 Optical Fiber Communications (OFC) Conference at the Moscone Center in San Francisco, California.

POET also debuted POET Blazar™, a groundbreaking external light source (ELS) that promises to shrink costs by an order of magnitude with the potential to disrupt the AI connectivity ecosystem at a time when the industry is in need of viable new solutions.

“Blazar represents a new class of laser and is designed to drive AI connectivity to the next level. It can transform the economics of AI connectivity with an architecture that reduces costs and increases scale and manufacturing efficiency,” said Dr. Suresh Venkatesan, the Company’s Chairman & CEO. “With the massive amount of compute power that AI demands, we believe that Blazar offers an economically superior solution for co-packaged optics (CPO) applications and, more importantly, for chip-to-chip, light-based connectivity in AI clusters.”

“The period immediately following OFC is a crucial one for POET and we are seeing robust engagement with existing and new customers alike,” commented Raju Kankipati, POET’s Chief Revenue Officer. “We are laser focused on driving revenue this year and preparing for substantial revenue growth in 2026.”

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, the performance of its products, including its Teralight and Blazar product lines, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company's technology as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful development of high speed transceiver solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its technology to meet performance requirements, the failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to be included in products aimed at AI and datacom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/a8eba04a-f0cf-41fc-b1ac-23060775218c